FAIRFAX  News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, February 9, 2006
FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005
(Note: All dollar amounts in this press release are expressed in U.S. dollars, except as otherwise indicated.)
     Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that it had a net loss of $318.1 million in the fourth quarter of 2005 and $497.9 million for the 2005 year, after absorbing losses from Hurricanes Katrina, Rita and Wilma during the fourth quarter and the 2005 year of $249.5 million and $715.5 million, respectively, and after recording pre-tax charges resulting from actions taken in runoff during the fourth quarter and the 2005 year aggregating $249.9 million and $465.5 million, respectively.
     Fairfax’s insurance and reinsurance operations continued to generate strong underwriting results prior to giving effect to these hurricane losses. The combined ratios of Fairfax’s ongoing insurance and reinsurance operations were 112.7% and 107.6% for the fourth quarter and full year of 2005, respectively, and prior to giving effect to the hurricane losses were 92.0% and 93.7%, respectively. Notwithstanding some general softening in the insurance and reinsurance markets, as anticipated for 2005, which caused combined ratios excluding hurricane losses to deteriorate modestly relative to combined ratios excluding hurricane losses achieved in 2004, each Fairfax operating company produced a combined ratio excluding hurricane losses below (and in most cases well below) 100%. Fairfax’s ongoing insurance and reinsurance operations incurred an underwriting loss of $330.6 million in 2005, and prior to giving effect to the hurricane losses would have generated an underwriting profit of $279.3 million.
     The strength of Fairfax’s underlying underwriting results, coupled with increased investment income and the company’s $300 million equity issue completed in October 2005, allowed Fairfax, despite the hurricane losses, to maintain its strong financial position. Holding company liquidity remained strong, as Fairfax ended 2005 with $559.0 million of cash and marketable securities, virtually unchanged from $566.8 million at the end of 2004. Holding company debt decreased slightly during the year, and Fairfax’s debt maturity profile remained unchanged, with no significant debt maturities until 2012.
     Prem Watsa, Chairman and CEO, commented, “During 2005, the insurance industry experienced the largest catastrophe losses in its history, including from Hurricanes Katrina, Rita and Wilma. Our results were significantly affected by these losses, but our financial strength and the capital base of our insurance and reinsurance companies permitted us to absorb them. It is very encouraging to note that if the effect of the hurricane losses were removed, we would have produced excellent combined ratios in 2005. We enter 2006 with very sound operations at our ongoing insurance and reinsurance companies and with a good prospect of approaching breakeven at our runoff operation.”
     Other highlights for 2005 were as follows:
•	Net premiums written during 2005 at the company’s ongoing insurance and reinsurance operations remained stable relative to 2004 at $4.4 billion.

•	Cash flow from operations at Northbridge, Crum & Forster and OdysseyRe, while adversely affected by the 2004 and 2005 hurricanes, remained strong at $752.4 million in 2005 compared to $948.4 million in 2004.

•	Total interest and dividends increased to $466.1 million in 2005 from $366.7 million in 2004, due primarily to higher short term interest rates and increased investment portfolios reflecting positive cash flow from continuing operations.

•	Realized gains on investments in 2005 totalled $352.1 million (after being reduced by $107.8 million of non-trading losses), compared to $288.3 million in 2004 (after being reduced by $77.1 million of non-trading losses). The $107.8 million of non-trading losses consisted of $53.1 of mark to market adjustments, recorded as realized losses, related to the economic hedges put in place by the company against a decline in the equity markets and $54.7 of mark to market adjustments, recorded as realized losses, arising from other derivatives in the company’s investment portfolio, primarily credit default swaps and put bond warrants.

•	Cash and investments (net of $700.3 of liabilities for economic hedges against a decline in the equity markets) increased to $14.9 billion at December 31, 2005 from $13.5 billion at the end of 2004.

•	The pre-tax unrealized gain on portfolio investments increased $108.9 million during 2005 to $537.2 million (subsequent to year-end, the company realized a pre-tax gain of $119.4 million upon the sale of its remaining shares of Zenith National Insurance Corp.).

•	Total common shareholders’ equity decreased to $2.7 billion ($151.52 per basic share) at December 31, 2005 from $3.0 billion ($184.86 per basic share) at December 31, 2004, principally as a result of the losses arising from the 2005 hurricanes and the charges resulting from actions taken in runoff.

•	Reinsurance recoverables decreased to $7.7 billion at December 31, 2005 from $8.1 billion at December 31, 2004, notwithstanding an increase in reinsurance recoverables in 2005 due to ceded losses from the 2005 hurricanes.

•	At December 31, 2005, Crum & Forster’s two principal operating subsidiaries remained in a positive earned surplus position, with a dividend capacity in 2006 of approximately $119 million.
     Following is a summary of Fairfax’s unaudited fourth quarter and full year financial results:

	Fourth Quarter		Year
	($ millions except per share amounts)
	2005	2004	2005	2004
Total revenue	1,361.0	1,454.3	5,878.2	5,792.6
Earnings (loss) before income taxes and non-controlling interests	(414.6)	38.0	(517.6)	137.1
Net earnings (loss)	(318.1)	5.1	(497.9)	(19.8)
Net earnings (loss) per share and per diluted share	$(18.00)	$0.16	$(30.72)	$(2.16)
The results for the fourth quarter of 2005 were impacted by $249.5 million of losses arising from the 2005 hurricanes, particularly Hurricane Wilma, and $249.9 million of charges resulting from actions taken in runoff.
     Combined ratios of the company’s ongoing insurance and reinsurance operations were as follows:

	Including Hurricane Losses
	Fourth Quarter		Year
	2005	2004	2005	2004
Insurance- Canada (Northbridge)	97.8%	78.9%	92.9%	87.7%
— U.S	96.2%	90.9%	100.9%	105.4%
— Asia (Fairfax Asia)	99.4%	93.7%	93.0%	91.9%
Reinsurance (OdysseyRe)	127.9%	95.2%	117.2%	98.1%

Consolidated	112.7%	90.6%	107.6%	97.5%

	Excluding Hurricane Losses
	Fourth Quarter		Year
	2005	2004	2005	2004
Insurance- Canada (Northbridge)	86.2%	77.8%	85.0%	84.8%
— U.S	82.8%	91.0%	92.0%	96.0%
— Asia (Fairfax Asia)	99.4%	93.7%	93.0%	91.9%
Reinsurance (OdysseyRe)	98.8%	93.4%	98.2%	93.9%

Consolidated	92.0%	89.3%	93.7%	92.4%

     There were 16.5 and 13.9 million weighted average shares outstanding during 2005 and 2004 respectively (17.8 and 14.1 million during the fourth quarters of 2005 and 2004 respectively). At the end of 2005, there were 17,885,047 shares effectively outstanding.
     The consolidated balance sheets and consolidated statements of earnings, shareholders’ equity and cash flows for 2005 and 2004 are set out below, followed by management’s discussion and analysis.

Consolidated Balance Sheets
as at December 31, 2005 and 2004
(unaudited — US$ millions)

	2005	2004(1)
Assets
Cash, short term investments and marketable securities	559.0	566.8
Accounts receivable and other	2,380.4	2,346.0
Recoverable from reinsurers (including recoverables on paid losses — $535.3; 2004 — $630.2)	7,655.6	8,135.5

	10,595.0	11,048.3

Portfolio investments
Subsidiary cash and short term investments (market value — $4,526.3; 2004 — $4,047.7)	4,526.3	4,047.7
Bonds (market value — $8,038.4; 2004 — $7,292.7)	8,127.4	7,288.8
Preferred stocks (market value — $16.6; 2004 — $136.4)	15.8	135.8
Common stocks (market value — $2,533.0; 2004 — $1,957.9)	2,099.7	1,678.6
Investments in Hub, Zenith National and Advent (market value — $439.1; 2004 — $450.5)	247.8	311.5
Real estate (market value — $18.0; 2004 — $33.5)	17.2	28.0

Total (market value — $15,571.4; 2004 — $13,918.7)	15,034.2	13,490.4

Deferred premium acquisition costs	391.5	378.8
Future income taxes	1,134.3	973.6
Premises and equipment	95.7	99.8
Goodwill	210.8	228.1
Other assets	104.2	112.3

	27,565.7	26,331.3

Liabilities
Lindsey Morden indebtedness	63.9	89.2
Accounts payable and accrued liabilities	1,150.0	1,122.4
Securities sold but not yet purchased	700.3	539.5
Funds withheld payable to reinsurers	1,054.4	1,033.2

	2,968.6	2,784.3

Provision for claims	16,029.2	14,983.5
Unearned premiums	2,429.0	2,368.3
Long term debt — holding company borrowings	1,365.3	1,420.9
Long term debt — subsidiary company borrowings	869.3	773.0
Purchase consideration payable	192.1	195.2
Trust preferred securities of subsidiaries	52.4	52.4

	20,937.3	19,793.3

Non-controlling interests	753.9	583.0

Shareholders’ Equity
Common stock	2,074.5	1,781.8
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	531.4	1,061.9
Currency translation account	104.0	131.0

	2,905.9	3,170.7

	27,565.7	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2005 and 2004
(unaudited — US$ millions except per share amounts)

	2005	2004(1)
Revenue
Gross premiums written	5,572.0	5,608.8

Net premiums written	4,705.4	4,786.5

Net premiums earned	4,703.8	4,801.5
Interest and dividends	466.1	366.7
Realized gains on investments	352.1	248.2
Realized gain on Northbridge secondary offering	—	40.1
Claims fees	356.2	336.1

	5,878.2	5,792.6

Expenses
Losses on claims	4,387.1	3,610.6
Operating expenses	1,071.2	1,037.6
Commissions, net	736.0	827.3
Interest expense	201.5	166.6
Other Lindsey Morden TPA disposition costs	—	13.4

	6,395.8	5,655.5

Earnings (loss) from operations before income taxes.	(517.6)	137.1
Provision for (recovery of) income taxes	(66.8)	83.0

Net earnings (loss) before non-controlling interests	(450.8)	54.1
Non-controlling interests	(47.1)	(73.9)

Net earnings (loss)	(497.9)	(19.8)

Net earnings (loss) per share	$(30.72)	$(2.16)
Net earnings (loss) per diluted share	$(30.72)	$(2.16)
Cash dividends paid per share	$1.40	$1.40

(1) Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2005 and 2004
(unaudited — US$ millions)

	2005	2004(1)
Common stock —
Subordinate voting shares — beginning of year	1,778.0	1,506.2
Issuances during the year	299.8	299.7
Purchases during the year	(7.1)	(27.9)

Subordinate voting shares — end of year	2,070.7	1,778.0

Multiple voting shares — beginning and end of year	3.8	3.8

Common stock	2,074.5	1,781.8

Other paid in capital — beginning of year	59.4	62.7
Purchases of convertible senior debenture	—	(3.3)

Other paid in capital — end of year	59.4	59.4

Preferred stock —
Series A — beginning of year	51.2	136.6
Conversion to Series B preferred shares	—	(85.4)

Series A — end of year	51.2	51.2

Series B — beginning of year	85.4	—
Conversion from Series A preferred shares	—	85.4

Series B — end of year	85.4	85.4

Preferred stock	136.6	136.6

Retained earnings — beginning of year	1,061.9	1,114.9
Net earnings (loss) for the year	(497.9)	(19.8)
Excess over stated value of shares purchased for cancellation	(0.3)	(3.6)
Common share dividends	(22.5)	(19.5)
Preferred share dividends	(9.8)	(10.1)

Retained earnings — end of year	531.4	1,061.9

Currency translation account - beginning of year	131.0	55.1
Foreign exchange impact from foreign denominated net assets	(27.0)	75.9

Currency translation account - end of year	104.0	131.0

Total shareholders’ equity	2,905.9	3,170.7

Number of shares outstanding
Common stock —
Subordinate voting shares — beginning of year	15,342,759	13,151,218
Issuances during the year	1,843,318	2,406,741
Purchases during the year	(49,800)	(215,200)

Subordinate voting shares — end of year	17,136,277	15,342,759
Multiple voting shares — beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)

Common stock effectively outstanding — end of year	17,885,047	16,091,529

Preferred stock —
Series A — beginning of year	3,000,000	8,000,000
Conversion to Series B preferred shares	—	(5,000,000)

Series A — end of year	3,000,000	3,000,000

Series B — beginning of year	5,000,000	—
Conversion from Series A preferred shares	—	5,000,000

Series B — end of year	5,000,000	5,000,000

(1) Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005 and 2004
(unaudited — US$ millions)

		2005	2004(1)
	Operating activities
	Earnings (loss) before non-controlling interests	(450.8)	54.1
	Amortization	25.2	42.6
	Future income taxes	(152.3)	5.6
	Realized gains on investments	(352.1)	(288.3)

		(930.0)	(186.0)
	Changes in:
	Provision for claims	951.5	333.2
	Unearned premiums	17.7	(122.4)
	Accounts receivable and other	4.8	(182.3)
	Recoverable from reinsurers	533.3	565.7
	Funds withheld payable to reinsurers	18.6	(76.5)
	Accounts payable and accrued liabilities	23.2	(319.2)
	Other	8.4	98.1

	Cash provided by operating activities	627.5	110.6

	Investing activities
Investments	— purchases	(6,198.2)	(6,883.2)
	— sales	5,503.7	4,610.9
	Sale (purchase) of marketable securities	(263.4)	1.4
	Sale of Zenith National shares	218.5	127.6
	Purchase of Advent shares	(34.1)	—
	Purchase of capital assets	(20.5)	(37.0)
	Purchase of subsidiaries, net of cash	(52.0)	(33.7)
	Net proceeds on Northbridge secondary offering	—	104.8
	Disposition of Lindsey Morden TPA business	—	(22.2)

	Cash provided by (used in) investing activities	(846.0)	(2,131.4)

	Financing activities
	Subordinate voting shares issued	299.8	299.7
	Subordinate voting shares repurchased	(7.4)	(31.5)
	Trust preferred securities of subsidiary repurchased	—	(27.4)
	Non-controlling interests	112.4	—
	Issue of OdysseyRe debt	125.0	—
	Long term debt — repayment	(84.9)	(240.2)
	Long term debt — issuances	—	308.6
	Purchase consideration payable	(20.0)	(21.9)
	Lindsey Morden indebtedness	(25.3)	71.5
	Common share dividends	(22.5)	(19.5)
	Preferred share dividends	(9.8)	(10.1)

	Cash provided by financing activities	367.3	329.2

	Foreign currency translation	11.9	17.0

	Increase (decrease) in cash resources	160.7	(1,674.6)
	Cash resources — beginning of year	4,429.7	6,104.3

	Cash resources — end of year	4,590.4	4,429.7

(1) Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $216.4 ($169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(unaudited — in US$ millions except per share amounts and as otherwise indicated)
1.	Basis of Presentation
     These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2004 as set out on pages 20 to 44 of the company’s 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2004, except as noted below, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s year-end results.
Change in accounting policy
     Effective January 1, 2005, the company retroactively adopted a new pronouncement issued by the Canadian Institute of Chartered Accountants (“CICA”) amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that those instruments which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented partially as liabilities rather than solely as equity.
     This affected the company’s 5% convertible senior debentures due July 15, 2023. The portion of these debentures which was formerly classified as other paid in capital in shareholders’ equity (other than the $59.4 which represents the value of the holders’ option to convert the debentures into subordinate voting shares) was reclassified to long term debt. Consequently, a disbursement of $2.0 associated with this instrument was recorded as interest expense, whereas prior to the accounting policy change, that disbursement would have directly reduced retained earnings as a cost of the convertible debentures. The amount currently recorded as long term debt will accrete to the $193.5 face value of the debt over the remaining term to maturity ending in 2023.
     The impact of restating the consolidated balance sheet previously reported is to both increase long term debt and decrease other paid in capital by $38.4 at December 31, 2004. The impact of restating the consolidated statement of earnings previously reported is to both increase interest expense and decrease net earnings by $2.0 for the year ended December 31, 2004. There was no change to earnings per share or earnings per diluted share.
2.	Cash, Short Term Investments and Marketable Securities
Cash, short term investments and marketable securities are as follows:

	2005	2004
Cash and short term investments	278.8	534.6
Cash held in Crum & Forster (including $nil (2004 — $16.3) in interest escrow account)	1.7	17.1
Marketable securities	278.5	15.1

	559.0	566.8

Marketable securities include corporate bonds and equities, with a fair value of $284.5 (2004 — $15.1).
3.	Portfolio Investments
     At December 31, 2005, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500.0 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $60.3 of common stocks as well as a Total Return Swap (a “swap”) with a notional value of approximately $550.0 (constituting together hedges with an aggregate notional value of approximately $1,110.3), as described in the two following paragraphs. At December 31, 2005, common stocks in the company’s portfolio aggregated $2,099.7, with a market value of $2,533.0.
     Simultaneously with short sales of approximately $500.0 ($400.0 at December 31, 2004) notional amount of SPDRs and $60.3 ($50.0 at December 31, 2004) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $112.1 ($90.0 at December 31, 2004). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $521.0 ($401.7 at December 31, 2004) of cash and short term securities and $271.9 ($162.5 at December 31, 2004) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $112.3 ($70.5 at December 31, 2004) of cash. Both the obligation to purchase the securities sold short and options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.

     The company also has a swap with a notional value of approximately $550.0 ($450.0 at December 31, 2004). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($90.0 at December 31, 2004). Short term securities have been pledged as collateral for the swap in the amount of $104.1 ($99.2 at December 31, 2004). The fair value of the swap is a liability of $60.5 ($44.9 at December 31, 2004) and is included in securities sold but not yet purchased on the consolidated balance sheet.
     The company also has purchased credit default swaps and bond put warrants which are carried at fair value of $142.2 ($52.5 at December 31, 2004) and classified as bonds on the consolidated balance sheet.
     Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statement of earnings as follows:

	2005	2004
SPDRs, common stocks and related options	(23.6)	(43.3)
Swap and related option	(29.5)	(38.2)
Credit default swaps and put bond warrants	(61.5)	4.4
Other	6.8	—

Gains (losses)	(107.8)	(77.1)

4.	Investments
Year ended December 31, 2005
     On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2005, 200,000 of the Series A preferred shares had been sold at no gain or loss.
     On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.
     For each of the OdysseyRe transactions described above, the financing raised from external parties has been recorded in non-controlling interests on the balance sheet.
     On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National Insurance Corp. (“Zenith National”) common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a realized pre-tax gain of $79.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $52.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 11.2%. Subsequent to year-end, subsidiaries of the company sold the remaining 3.8 million shares (adjusted for a three-for-two stock split) of Zenith National common stock at $50.38 per share for net proceeds of $193.8, resulting in a realized pre-tax gain of $119.4.
     On June 3, 2005, Advent Capital (Holdings) PLC (“Advent”), through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).
     Subsequent to year end, Advent raised an additional $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.
     On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.

Year ended December 31, 2004
     On November 15, 2004, OdysseyRe acquired Overseas Partners U.S. Reinsurance Company, a reinsurance company domiciled in the state of Delaware, for $43.0. The fair value of assets and liabilities acquired was $237.8 and $194.8 respectively, resulting in no goodwill.
     Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National at $43 per share, in an underwritten public offering which closed on July 30, 2004, resulting in a realized pre-tax gain after expenses of $40.9.
     On May 18, 2004, the company recorded a realized pre-tax gain of $40.1 (Cdn$53.5) on the sale of 6.0 million common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from 71.0% to 59.2%.
     On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.
5.	Capital, Long Term Debt and Trust Preferred Securities
Year ended December 31, 2005
     During 2005, the company purchased $7.0 of its notes due in 2006, $0.6 of its notes due in 2008, $6.0 of its notes due in 2018 and $14.2 of its notes due in 2037 and repaid the $27.3 of TIG senior notes which matured, for cash payments aggregating $50.7. Also during 2005, OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015, and repurchased $30.4 principal amount of its 4.375% convertible senior debentures due 2022 for cash payments of $34.2.
     On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.
     Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2005 the company purchased and cancelled 49,800 (2004 — 215,200) subordinate voting shares for an aggregate cost of $7.4 (2004 — $31.5), of which $0.3 (2004 — $3.6) was charged to retained earnings.
Year ended December 31, 2004
     On December 21, 2004, the company issued $200.0 of its 7.75% notes due 2012.
     On December 21, 2004, the company completed a debt tender offer. A total of $114.6 principal amount of debt was tendered and purchased as follows: $11.1 principal amount of TIG’s 8.125% notes due 2005, $62.6 principal amount of 7.375% notes due 2006, $36.5 principal amount of 6.875% notes due 2008, and $4.4 principal amount of TIG’s trust preferred securities due 2027.
     On December 16, 2004, the company issued 2,406,741 subordinate voting shares at $124.65 per share for net proceeds after issue costs (net of tax) of $299.7.
     On November 19, 2004, the company, through one of its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which are collectively exchangeable into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures).
     From October 29 to November 3, 2004, the company repurchased $23.0 of TIG’s trust preferred securities due in 2027. On November 16 and 17, 2004, the company repurchased $6.5 of its convertible debentures due in 2023. On November 1, 2004, the company repurchased $5.0 of its notes due in 2026.
     On August 27, 2004, the company issued an additional $95.0 (before issue expenses of approximately $3.5) of its 7.75% notes due in 2012. By September 30, 2004, $65.1 of the proceeds were used to repurchase (including the payment of accrued interest of $2.1) $40.3 of its notes due in 2006 and $20.0 of its notes due in 2005.

     On April 29, 2004, the company closed its note exchange offers (which were accounted for as a modification of debt), under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012. On June 29, 2004, an additional $10.0 of the company’s notes due in 2006 were exchanged for the issue of $11.0 of new 7.75% notes due in 2012.
6.	Other
     On August 31, 2005, Lindsey Morden completed a rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Lindsey Morden under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Lindsey Morden from 75.0% to 81.0%.
     Included in Lindsey Morden indebtedness is $62.3 (Cdn$72.8) (2004 — $78.3 (Cdn$105.0)) owed by a subsidiary of Lindsey Morden under the above unsecured non-revolving term credit facility. Fairfax has extended its letter of support of Lindsey Morden to apply to a two-year extension of this credit facility.
     On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.
7.	Segmented Information
     The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.
     In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff operations as well as the earnings contributions from its claims management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at December 31, 2005 compared to December 31, 2004.
8.	U.S. GAAP Reconciliation
     The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 19 on pages 41 to 44 of the company’s 2004 Annual Report.
     The following shows the net earnings in accordance with US GAAP:

	2005	2004
Net earnings (loss), Canadian GAAP	(497.9)	(19.8)
Recoveries on retroactive reinsurance	163.8	25.3
Other than temporary declines	27.7	28.1
Other differences	(2.0)	(14.4)
Tax effect	(62.4)	(13.1)

Net earnings (loss), US GAAP	(370.8)	6.1
Other comprehensive income (loss)(1)	(3.0)	171.0

Comprehensive income (loss), US GAAP	(373.8)	177.1

Net earnings (loss) per share, US GAAP	$(23.03)	$(0.29)

Net earnings (loss) per diluted share, US GAAP.	$(23.03)	$(0.29)

(1)	Consists of the after-tax change in the mark-to-market valuation of investments of $24.0 (2004 — $95.1) and the change in the currency translation adjustment amount of $(27.0) (2004 — $75.9).

Consolidated Balance Sheets
     The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2005	2004
Assets
Portfolio investments
Subsidiary cash and short term investments	3,788.9	3,476.3
Bonds	7,766.4	7,130.2
Preferred stocks	16.6	136.4
Common stocks	2,533.0	1,957.9
Strategic investments	351.0	412.2
Investments pledged for securities sold but not yet purchased	1,009.3	733.9

Total portfolio investments	15,465.2	13,846.9
Future income taxes	1,150.2	1,066.3
Goodwill	263.0	280.2
All other assets	11,203.7	11,667.2

Total assets	28,082.1	26,860.6

Liabilities
Accounts payable and accrued liabilities	1,749.7	1,884.3
Securities sold but not yet purchased	700.3	539.5
Long term debt — holding company borrowings	1,424.7	1,480.3
Long term debt — subsidiary company borrowings	869.3	773.0
All other liabilities	19,628.9	18,526.8

Total liabilities	24,372.9	23,203.9

Mandatorily redeemable shares of TRG	192.1	195.2
Non-controlling interests	752.3	583.0

	944.4	778.2

Shareholders’ Equity	2,764.8	2,878.5

	28,082.1	26,860.6

The difference in consolidated shareholders’ equity is as follows:

	2005	2004
Shareholders’ equity based on Canadian GAAP	2,905.9	3,170.7
Accumulated other comprehensive income	306.5	282.5
Reduction of other paid in capital	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(388.2)	(515.3)

Shareholders’ equity based on US GAAP	2,764.8	2,878.5

     The cumulative reduction in net earnings under US GAAP of $388.2 at December 31, 2005 relates primarily to the deferred gain on retroactive reinsurance ($425.5 after tax) which is amortized into income as the underlying claims are paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of February 9, 2006)
(in US$ millions except per share amounts and as otherwise indicated)
     This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2004 as set out on page 45 of the company’s 2004 Annual Report.
     The company’s ongoing insurance and reinsurance operations incurred an underwriting loss of $330.6, reflecting the impact of $609.9 of net losses from Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”). Prior to giving effect to these losses, those operations would have generated an underwriting profit of $279.3. The consolidated combined ratio of the company’s ongoing insurance and reinsurance operations was 107.6%. Prior to giving effect to the 2005 hurricane losses, those operations would have had a consolidated combined ratio of 93.7%, reflecting continued strong underwriting performance prior to the impact of the hurricane losses. By comparison, the company’s ongoing insurance and reinsurance operations had a net underwriting profit of $108.4 in 2004 (an underwriting profit of $330.5 prior to giving effect to the losses during the third quarter of 2004 from Hurricanes Charley, Frances, Ivan and Jean (“the 2004 third quarter hurricanes”)). The company’s 2004 consolidated combined ratio was 97.5% (92.4% prior to giving effect to the 2004 third quarter hurricane losses).
     The net loss increased to $497.9 ($30.72 per share and per diluted share) in 2005 from a net loss of $19.8 ($2.16 per share and per diluted share) in 2004, primarily due to the 2005 hurricanes, partially offset by increased investment income and net realized gains (described under “Interest and Dividends and Realized Gains” below) and a recovery of income taxes. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $465.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $663.4, compared to $389.8 in 2004 prior to giving effect to $252.7 in losses resulting from the 2004 third quarter hurricanes.
     Revenue in 2005 increased to $5,878.2 from $5,792.6 in 2004, principally as a result of increased investment income and net realized gains, offset by lower earned premiums. During 2005, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency, decreased 5.0%, 0.3% and 1.5% respectively from 2004. Consolidated net premiums written in 2005 decreased by 1.7% to $4,705.4 from $4,786.5 in 2004.
     Of the $1,071.2 of consolidated operating expenses in 2005 ($1,037.6 in 2004), $737.9 ($715.9 in 2004) related to insurance, reinsurance, runoff and other operations (including $22.7 in restructuring charges) and corporate overhead, while the balance of $333.3 ($321.7 in 2004) related to Lindsey Morden.
     Cash flow from operations for the year ended December 31, 2005 amounted to $346.0 for Northbridge ($250.5 in 2004), $9.1 for Crum & Forster ($94.7 in 2004) and $397.3 for OdysseyRe ($603.2 in 2004). Increased cash flows at Northbridge were primarily increases occurring in the normal course of operations. Decreased cash flows at Crum & Forster were primarily a result of lower proceeds from commutations and higher catastrophe and asbestos loss payments, partially offset by a reduction in all other claims payments. Decreased cash flows at OdysseyRe reflect an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
     Reinsurance recoverables decreased to $7,655.6 from $8,135.5 in 2004, notwithstanding an increase in reinsurance recoverables in 2005 due to ceded losses from the 2005 hurricanes.
     On September 7, 2005, the company received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transaction entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. The company understands that the U.S. Attorney’s office for the Southern District of New York is reviewing information that the company provides to the SEC in response to SEC subpoenas. Previously, on June 24, 2005, the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The company is cooperating fully with these requests.
     OdysseyRe announced today that, as a result of its internal review of contracts with finite characteristics, it is restating its financial results for the years 2001 through 2004, as well as its results for the nine months ended September 30, 2005. The primary purpose of the restatement is to correct the accounting treatment (relating primarily to the timing of recognition of income) for certain contract features of seven ceded reinsurance contracts and the accounting treatment of ceding commissions relating to three ceded aggregate excess of loss contracts. Fairfax has assessed the individual and aggregate components of the restatements announced by OdysseyRe and has concluded that they are not individually or in the aggregate material at the consolidated Fairfax level and consequently that it will not be restating its financial results for any period.
Net Earnings
     The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the years ended December 31, 2005 and 2004:

		2005		2004
	Combined ratios
Insurance	— Canada (Northbridge)	92.9	%(1)	87.7	%(2)
	— U.S.	100.9	%(1)	105.4	%(2)
	— Asia (Fairfax Asia)	93.0%		91.9%
	Reinsurance (OdysseyRe)	117.2	%(1)	98.1	%(2)

	Consolidated	107.6	%(1)	97.5	%(2)

	Sources of net earnings
	Underwriting
Insurance	— Canada (Northbridge)	68.2		115.5
	— U.S.	(9.1)		(55.0)
	— Asia (Fairfax Asia)	4.8		4.7
	Reinsurance (OdysseyRe)	(394.5)		43.2

	Underwriting income (loss)	(330.6)		108.4
	Interest and dividends	345.4		301.4

	Operating income	14.8		409.8
	Realized gains	294.3		162.7
	Runoff and other	(641.5)		(193.6)
	Claims adjusting (Fairfax portion)	5.4		(15.4)
	Interest expense	(185.7)		(153.3)
	Corporate overhead and other	(8.8)		(76.3)

	Pre-tax income	(521.5)		133.9
	Taxes	69.4		(74.6)
	Non-controlling interests	(45.8)		(79.1)

	Net earnings (loss)	(497.9)		(19.8)

(1)	The combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.0 combined ratio points for reinsurance and 13.9 combined ratio points for consolidated, arising from the 2005 hurricane losses.

(2)	The combined ratios include 2.9 combined ratio points for Canadian insurance, 9.4 combined ratio points for U.S. insurance, 4.2 combined ratio points for reinsurance and 5.1 combined ratio points for consolidated, arising from the 2004 third quarter hurricanes.
     The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as follows for the years ended December 31, 2005 and 2004. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net realized gains eliminates gains or losses on purchase and sale transactions within the group.

Year ended December 31, 2005

		U.S.	Fairfax		Ongoing
	Northbridge	Insurance	Asia	OdysseyRe	Operations
Gross premiums written	1,545.2	1,303.6	76.6	2,641.4	5,566.8

Net premiums written	978.8	1,026.0	46.5	2,314.1	4,365.4

Net premiums earned	959.2	1,053.1	68.2	2,287.2	4,367.7

Underwriting profit (loss)	68.2	(9.1)	4.8	(394.5)	(330.6)
Interest and dividends	65.7	105.0	7.5	167.2	345.4

Operating income before:	133.9	95.9	12.3	(227.3)	14.8
Realized gains	104.0	106.9	1.0	104.4	316.3
Runoff and other operating income (loss)	—	—	—	—	--
Claims adjusting	—	—	—	—	--
Interest expense	—	(32.9)	—	(30.0)	(62.9)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	(44.5)

Pre-tax income (loss)	223.3	167.4	10.9	(177.9)	223.7

	Runoff &		Corporate &
	Other	Intercompany	Other	Consolidated
Gross premiums written	377.6	(372.4)	—	5,572.0

Net premiums written	340.0	—	—	4,705.4

Net premiums earned	336.1	—	—	4,703.8

Underwriting profit (loss)	—	—	—	(330.6)
Interest and dividends	—	—	—	345.4

Operating income before:	—	—	—	14.8
Realized gains	55.4	(24.7)	2.7	349.7
Runoff and other operating income (loss)	(696.9)	—	—	(696.9)
Claims adjusting	—	—	5.4	5.4
Interest expense	—	—	(122.8)	(185.7)
Corporate overhead and other	—	—	35.7	(8.8)

Pre-tax income (loss)	(641.5)	(24.7)	(79.0)	(521.5)
Taxes				69.4
Non-controlling interests				(45.8)

Net earnings (loss)				(497.9)

Year ended December 31, 2004

		U.S.	Fairfax		Ongoing
	Northbridge	Insurance	Asia	OdysseyRe	Operations
Gross premiums written	1,483.1	1,345.1	86.7	2,631.6	5,546.5

Net premiums written	957.6	1,036.0	59.6	2,349.6	4,402.8

Net premiums earned	939.0	1,027.6	57.8	2,320.8	4,345.2

Underwriting profit (loss)	115.5	(55.0)	4.7	43.2	108.4
Interest and dividends	60.9	81.3	2.9	156.3	301.4

Operating income before:	176.4	26.3	7.6	199.5	409.8
Realized gains	22.6	85.0	—	74.6	182.2
Runoff and other operating income (loss)	—	—	—	—	—
Claims adjusting	—	—	—	—	—
Interest expense	—	(33.2)	—	(25.6)	(58.8)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)

Pre-tax income (loss)	190.7	69.7	4.8	236.1	501.3

	Runoff &		Corporate &
	Other	Intercompany	Other	Consolidated
Gross premiums written	584.2	(521.9)	—	5,608.8

Net premiums written	383.7	—	—	4,786.5

Net premiums earned	456.3	—	—	4,801.5

Underwriting profit (loss)	—	—	—	108.4
Interest and dividends	—	—	—	301.4

Operating income before:	—	—	—	409.8
Realized gains	125.6	(43.8)	24.3	288.3
Runoff and other operating income (loss)	(319.2)	—	—	(319.2)
Claims adjusting	—	—	(15.4)	(15.4)
Interest expense	—	—	(94.5)	(153.3)
Corporate overhead and other	—	—	(44.4)	(76.3)

Pre-tax income (loss)	(193.6)	(43.8)	(130.0)	133.9
Taxes				(74.6)
Non-controlling interests				(79.1)

Net earnings (loss)				(19.8)

     Set out and discussed below are the underwriting results and operating results of Fairfax’s ongoing insurance and reinsurance operations on a company by company basis for the years ended December 31, 2005 and 2004, followed by a discussion of the principal other elements of net earnings.

Canadian Insurance — Northbridge

	2005	2004
Underwriting profit	68.2	115.5

Combined ratio:
Loss & LAE	67.9%	62.2%
Commissions	6.3%	7.3%
Underwriting expense	18.7%	18.2%

	92.9%	87.7%

Gross premiums written	1,545.2	1,483.1

Net premiums written	978.8	957.6

Net premiums earned	959.2	939.0

Underwriting profit	68.2	115.5
Interest and dividends	65.7	60.9

Operating income	133.9	176.4
Realized gains	104.0	22.6

Pre-tax income before interest and other	237.9	199.0

Net income after taxes	163.4	124.3

     In 2005, Northbridge earned underwriting profit of $68.2, a 41.0% decline relative to underwriting profit of $115.5 earned in 2004. Although underwriting profit increased at three of Northbridge’s four operating subsidiaries, the underwriting year was affected by the unprecedented storm season in the Gulf of Mexico and coastal U.S. states. Despite an adverse underwriting impact aggregating 7.9 combined ratio points from Hurricanes Katrina, Rita and Wilma, Northbridge produced a combined ratio of 92.9% in 2005, up from 87.7% in 2004 (97.8% in the fourth quarter of 2005, compared to 78.9% in the fourth quarter of 2004). Net premiums written and net premiums earned at Northbridge declined (measured in Canadian dollars) 5.0% in 2005 relative to 2004 as a result of a restructuring in its personal lines segment, the sale of Federated Life Insurance Company of Canada, reinstatement premiums triggered under certain reinsurance treaties and the impact of the non-renewal of a Federated quota share treaty.
     Northbridge’s operating income declined to $133.9 million in 2005 from $176.4 in 2004, largely as a result of the catastrophe-impacted underwriting profit in 2005. However, net income after taxes for 2005 was $163.4, up 31.5% from $124.3 in 2004, primarily as a result of significant net realized gains on portfolio investments and a reduced effective tax rate. This increase in net income after taxes in 2005 produced a return on average equity, while remaining debt free, of 21.0% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 20 years since inception in 1985 is 16.5% (expressed in Canadian dollars).
     For more information on Northbridge’s results, please see its 2005 year-end press release posted on its website www.norfin.com.
     U.S. Insurance
Year ended December 31, 2005

	Crum & Forster(1)	Fairmont	Total
Underwriting profit (loss)	(12.6)	3.5	(9.1)

Combined ratio:
Loss & LAE	73.2%	63.2%	71.7%
Commissions	10.3%	11.7%	10.5%
Underwriting expense	17.9%	22.9%	18.7%

	101.4%	97.8%	100.9%

Gross premiums written	1,097.8	205.8	1,303.6

Net premiums written	866.9	159.1	1,026.0

Net premiums earned	892.1	161.0	1,053.1

Underwriting profit (loss)	(12.6)	3.5	(9.1)
Interest and dividends	100.4	4.6	105.0

Operating income	87.8	8.1	95.9
Realized gains	96.9	10.0	106.9

Pre-tax income before interest and other	184.7	18.1	202.8

Net income after taxes	106.3	11.8	118.1

Year ended December 31, 2004

	Crum & Forster(1)	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio:
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	77.8	7.2	85.0

Pre-tax income before interest and other	94.6	16.7	111.3

Net income after taxes	38.3	11.2	49.5

(1)	These results differ from those published by Crum & Forster Holdings Corp. primarily due to differences between Canadian and US GAAP.
     Crum & Forster’s combined ratio of 101.4% in 2005 included 10.4 combined ratio points arising from the 2005 hurricanes. Underwriting results also reflected a net benefit of $31.7 or 3.4 combined ratio points related to favorable development of prior years’ loss reserves, primarily with respect to the 2004 third quarter hurricanes. The 2005 combined ratio of 101.4% is 5.1 combined ratio points lower than the 2004 combined ratio of 106.5%. Excluding the 2005 hurricanes and the 2004 third quarter hurricanes, the combined ratio improved to 91.0% in 2005 from 95.4% in 2004, reflecting the aforementioned favorable reserve development in 2005 and management’s strict underwriting discipline and expense focus. Crum & Forster’s net premiums written of $866.9 remained relatively stable compared to 2004, reflecting intense competition for both new and renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, paid an $88.5 dividend in 2005 to its parent holding company. Its 2006 dividend capacity is approximately $94. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, paid a $4.9 dividend in 2005 and has 2006 dividend capacity of approximately $25. Cash flow from operations at Crum & Forster was $9.1 in 2005 compared to 2004 operating cash flow of $94.7. The significant decline from 2004 is attributable to numerous factors, particularly lower proceeds from reinsurance commutations and higher catastrophe losses and asbestos payments, partially offset by a reduction in excess of 20% in all other claim payments. For more information on Crum & Forster, please see its website www.cfins.com, where its 10K for 2005 is expected to be posted by the end of February.
     Fairmont’s combined ratio of 97.8% reflects its continued focus on underwriting profitability. Fairmont’s disciplined response to competitive pressure resulted in a decrease in net premiums written to $159.1 in 2005 from $166.4 in 2004.
     Fairfax Asia

	2005	2004
Underwriting profit	4.8	4.7

Combined ratio:
Loss & LAE	65.5%	55.9%
Commissions	12.3%	18.0%
Underwriting expense	15.2%	18.0%

	93.0%	91.9%

Gross premiums written	76.6	86.7

Net premiums written	46.5	59.6

Net premiums earned	68.2	57.8

Underwriting profit	4.8	4.7
Interest and dividends	7.5	2.9

Operating income	12.3	7.6
Realized gains	1.0	—

Pre-tax income before interest and other	13.3	7.6

Net income after taxes	7.3	4.1

     The increase in Fairfax Asia’s combined ratio to 93.0% in 2005 from 91.9% in 2004 reflects an increase in Falcon’s combined ratio to 98.7% in 2005 from 95.0% in 2004, principally as a result of its employer construction line of business, partially offset by First Capital’s consistent combined ratio of 82.0% on substantially increased net premiums earned.
     The decrease in gross and net premiums written reflects Falcon’s response to further rate softening in the Hong Kong market. The increase in investment income relates mainly to an increased equity pickup from Fairfax Asia’s 26.0% interest in the ICICI/Lombard joint venture.
     Reinsurance — OdysseyRe(1)

	2005	2004
Underwriting profit	(394.5)	43.2

Combined ratio:
Loss & LAE	90.3%	70.0%
Commissions	20.7%	22.6%
Underwriting expense	6.2%	5.5%

	117.2%	98.1%

Gross premiums written	2,641.4	2,631.6

Net premiums written	2,314.1	2,349.6

Net premiums earned	2,287.2	2,320.8

Underwriting profit	(394.5)	43.2
Interest and dividends	167.2	156.3

Operating income	(227.3)	199.5
Realized gains	104.4	74.6

Pre-tax income before interest and other	(122.9)	274.1

Net income (loss) after taxes	(107.4)	160.1

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and the exclusion from the 2004 results of First Capital (First Capital’s results are included in Fairfax Asia above). In addition, these results do not reflect a change by Odyssey Re Holdings Corp. in the accounting treatment of or relating to certain reinsurance contracts, which is not material to Fairfax.
     In 2005, a year of unprecedented catastrophes, OdysseyRe’s combined ratio was 117.2%, which included 19.0 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. This compares to a combined ratio of 98.1% in 2004, which included 4.2 points arising from the 2004 third quarter hurricanes. OdysseyRe’s combined ratio in 2005 also included 8.2 combined ratio points ($189.0 of net pre-tax losses) in adverse loss development from prior period losses (7.4 combined ratio points in 2004). Gross premiums written were virtually unchanged in 2005, following an average annual increase of 34.0% from 2002 to 2004. For 2005, gross premiums written in the United States represented 55% of the total, with non-U.S. premiums representing 45%. In 2005, OdysseyRe produced a net loss of $107.4 as compared to net income of $160.1 in 2004, primarily driven by hurricane losses in 2005. OdysseyRe deploys an opportunistic underwriting approach designed to maximize underwriting margins and remains well positioned to benefit from a changing global reinsurance landscape, with a diversified U.S. business and a well established international franchise.
     For more information on OdysseyRe’s results, please see its year-end press release posted on its website www.odysseyre.com.
     Interest and Dividends and Realized Gains
     Interest and dividend income earned by the company’s ongoing insurance and reinsurance operations in 2005 increased to $345.4 from $301.4 in 2004, due primarily to higher short term interest rates and increased investment portfolios reflecting positive cash flow from ongoing operations, partially offset by the company’s share of Advent’s hurricane-affected results.
     Net realized gains earned by the company’s ongoing insurance and reinsurance operations increased in 2005 to $294.3 (despite $64.0 of non-trading losses resulting from mark to market adjustments) from $162.7 in 2004. Consolidated net realized gains of $352.1 included realized gains of $55.4 in the runoff segment and realized gains at Lindsey Morden. The $107.8 of non-trading losses included in consolidated net realized gains consisted of $53.1 of mark to market adjustments, recorded as realized losses, related to the economic hedges put in place by the company against a decline in the equity markets and $54.7 of mark to market adjustments, recorded as realized losses, arising from other derivatives in the company’s investment portfolio, primarily credit default swaps and put bond warrants. Included in net realized gains for 2005 was a provision of $46.2 (2004 — $31.6) for other than temporary losses and writedowns of certain bonds and common stocks.

     Runoff and Other
Year ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	14.8	28.6	334.2	377.6

Net premiums written	(15.2)	28.7	326.5	340.0

Net premiums earned	(20.1)	41.3	314.9	336.1
Losses on claims (excluding the reinsurance commutation below)	(143.3)	(296.5)	(337.9)	(777.7)
Operating expenses	(18.5)	(95.7)	(80.6)	(194.8)
Interest and dividends	49.0	(16.3)	9.9	42.6

Operating income (loss)	(132.9)	(367.2)	(93.7)	(593.8)
Realized gains	(0.1)	41.8	13.7	55.4

	(133.0)	(325.4)	(80.0)	(538.4)
Loss on reinsurance commutation	(103.1)	—	—	(103.1)

Pre-tax income (loss) before interest and other	(236.1)	(325.4)	(80.0)	(641.5)

Year ended December 31, 2004

	U.S.	Europe	Group Re	Total
Gross premiums written	67.8	117.1	399.3	584.2

Net premiums written	17.1	25.2	341.4	383.7

Net premiums earned	68.1	45.2	343.0	456.3
Losses on claims (excluding the reinsurance commutation below)	(95.8)	(176.2)	(254.2)	(526.2)
Operating expenses	(57.1)	(71.7)	(78.4)	(207.2)
Interest and dividends	27.1	(17.9)	23.1	32.3

Operating income (loss)	(57.7)	(220.6)	33.5	(244.8)
Realized gains (except as noted below)	54.1	5.2	15.0	74.3

	(3.6)	(215.4)	48.5	(170.5)
Loss on reinsurance commutation	(31.9)	(42.5)	—	(74.4)
Realized gains (losses) on intra-group sales	61.6	(10.3)	—	51.3

Pre-tax income (loss) before interest and other	26.1	(268.2)	48.5	(193.6)

     The runoff and other pre-tax loss of $641.5 for the year ended December 31, 2005 included the following charges totaling $571.1:
•	$105.6 of Group Re losses from Hurricanes Katrina, Rita and Wilma;

•	$78.0 of reserve strengthening on certain U.S. runoff discontinued program business;

•	$43.8 of mark to market adjustments on runoff derivatives investments;

•	$181.8 of reserve strengthening (including as a result of foreign currency losses) in European runoff;

•	$139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes; and

•	$22.7 in connection with the closure and consolidation of claims processing locations.
     The remaining amount of pre-tax loss resulted from the continuing effect of operating and internal claims handling costs in excess of net investment income, partially offset by realized gains on securities sold. Prior to giving effect to the bulleted items above, the runoff and other pre-tax loss for 2005 was $70.4, below the company’s expectation of a runoff and other pre-tax loss of $100 for 2005.
     As a result of actions taken in 2005 and planned for 2006, the company hopes to achieve a pre-tax operating result (excluding unusual items) approaching breakeven for the runoff and other segment in 2006.
     Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. Commutations effected during 2005 increased the U.S. runoff group’s unencumbered asset base, with the result that cash flow at the U.S. runoff operations appears adequate in 2006. The European runoff group is anticipated to require cash flow funding from Fairfax of $150 to $200 in 2006, prior to any management actions which would improve European runoff cash flow.

     Other Elements of Net Earnings
     Interest expense increased to $185.7 for the year ended December 31, 2005 compared to $153.3 in 2004, reflecting interest expense on the net additional debt issued by Fairfax during 2004 and the OdysseyRe debt issued in the second quarter of 2005. Prior year interest expense was reduced as a result of favourable swap income and the release of deferred swap gains on the buyback of debt discussed in note 5 to the consolidated financial statements. The interest expense is comprised of the following:

	2005	2004
Fairfax	122.8	94.5
Crum & Forster	32.9	33.2
OdysseyRe	30.0	25.6

	185.7	153.3

     Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is comprised of the following:

	2005	2004
Fairfax corporate overhead	24.8	56.8
Investment management and administration fees	(55.8)	(32.7)
Corporate overhead of subsidiary holding companies	44.5	31.9
Internet and technology costs	4.0	11.9
Other	(8.7)	8.4

	8.8	76.3

Corporate overhead in 2005 decreased at Fairfax from the prior year due to increased investment income, and increased at the subsidiary holding companies due primarily to additional professional fees, including Sarbanes-Oxley work, and personnel retirement costs. Investment management and administration fees increased due to improved performance fees for investment management. Internet and technology costs decreased in 2005 as over one-third of the revenues of MFX, the company’s technology subsidiary, were derived from a significant number of third party clients.
     The company recorded an income tax benefit of $66.8 on its consolidated statement of earnings in 2005 due to the significant losses in the year. This income tax benefit is lower than might be expected principally due to runoff losses incurred in jurisdictions with lower income tax rates, certain expenses which are not deductible for tax and certain runoff losses on which no tax benefits have been recognized.
     The company’s non-controlling interests in its consolidated statements of earnings derived from the following subsidiaries:

	2005	2004
Northbridge	66.7	46.1
OdysseyRe	(20.9)	32.9
Lindsey Morden	1.3	(5.1)

	47.1	73.9

Investments
     At December 31, 2005 the investment portfolio had a pre-tax unrealized gain of $537.2 (consisting of unrealized losses on bonds of $89.0 offset by unrealized gains on equities and other of $626.2), an increase of $108.9 from net unrealized gains of $428.3 at December 31, 2004.
     Because of the company’s continuing concern over the possibility of a decline in equity markets, during 2004 it implemented an economic hedge which is intended to protect its equity investments in the event of such a decline but which would result in a limited loss were equity markets to appreciate. Details are set out in note 3 to the consolidated financial statements.
Goodwill
     Goodwill relates primarily to Lindsey Morden’s U.K. subsidiary. The decrease in goodwill to $210.8 at December 31, 2005 from $228.1 at December 31, 2004 was principally attributable to the weakening of the pound sterling against the U.S. dollar during 2005.

Capital Structure and Liquidity
     The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	December 31,	December 31,
	2005	2004(1)
Cash, short term investments and marketable securities	559.0	566.8
Long term debt — holding company	1,365.3	1,420.9
Long term debt — subsidiaries	769.5	674.9
Purchase consideration payable	192.1	195.2
Net debt	1,767.9	1,724.2

Common shareholders’ equity	2,769.3	3,034.1
Preferred shares and trust preferred securities of subsidiaries	189.0	189.0
OdysseyRe non-controlling interest	374.0	281.0
Total equity	3,332.3	3,504.1

Net debt/equity	53%	49%
Net debt/total capital	35%	33%
Interest coverage	N/A	1.9x

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1 to the consolidated financial statements.
     At December 31, 2005, Fairfax had $559.0 of cash, short term investments and marketable securities at the holding company level. Net debt increased to $1,767.9 at December 31, 2005 from $1,724.2 at December 31, 2004, and the net debt to equity and net debt to total capital ratios increased slightly, due to the net loss for the year and the $125.0 of additional long term debt issued by OdysseyRe during the second quarter, offset somewhat by the proceeds received on an offering by the company of its subordinate voting shares, offerings by OdysseyRe of its preferred shares and common shares (which increased the OdysseyRe non-controlling interest), and the repayment of the TIG senior notes upon maturity, and other opportunistic debt repurchases made, during 2005.
     The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2006. Besides this cash, the holding company expects to continue to receive management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries, with a reduction in the tax sharing payments as a result of the 2005 hurricanes. For 2006, the holding company’s obligations (other than interest and overhead expenses) consist of the continuing obligation to fund negative cash flow at its European runoff operations (anticipated to be between $150 and $200 in 2006, prior to any management actions which would improve that cash flow).
     Common shareholders’ equity at December 31, 2005 was $2.7 billion or $151.52 per basic share (excluding the $59.4 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). During 2005, the company repurchased 49,800 subordinate voting shares for cash of $7.4.
     Fairfax’s 2005 Annual Report is scheduled to be posted on its website www.fairfax.ca after the close of markets on Friday, March 3, 2006 and will be mailed shortly thereafter to shareholders.
     As previously announced, Fairfax will hold a conference call to discuss its year-end results provided in this announcement at 8:30 a.m. Eastern time on Friday, February 10, 2006. The call, consisting of a presentation by the company followed by a question period, may be accessed at (888) 769-8514 (Canada or U.S.) or 1 (210) 234-0000 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 26, 2006. The replay may be accessed at (866) 513-9957 (Canada and U.S.) or 1 (203) 369-1994 (International).
     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.
     For further information, contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.
     Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of

Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 110 to 112 of our 2004 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.